UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

629410606

(CUSIP Number)

Robert S. Ellin

c/o Trinad Capital Management, LLC

269 South Beverly Drive, Suite #1450

Beverly Hills, CA 90212

(310) 601-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

Robert S. Ellin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

Number Of Shares		16,615
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		16,615

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,615

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	On the basis of 2,948,814 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of August 5, 2020 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 10, 2020 (the “Quarterly Report”).

CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

Trinad Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		16,194

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		16,194

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,194

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1)	On the basis of 2,948,814 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of August 5, 2020 in the Quarterly Report.

 CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

Trinad Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		16,194

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		16,194

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,194

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	On the basis of 2,948,814 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of August 5, 2020 in the Quarterly Report.

CUSIP No. 629410606

1.	NAMES OF REPORTING PERSONS

JJAT Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

Number Of Shares		0
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		0

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (1)

14.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	On the basis of 2,948,814 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of August 5, 2020 in the Quarterly Report.

 CUSIP No. 629410606

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) to amend the Schedule 13D originally filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Original Schedule 13D filed by the Reporting Persons with the SEC on June 5, 2019 (the Original Schedule 13D, as amended through and including this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).

The Schedule 13D relates to the shares of common stock, $0.005 par value per share (the “Common Stock”), of NTN Buzztime, Inc. (the “Issuer”) owned by Trinad Capital Master Fund, Ltd. (“Trinad Capital”), Trinad Capital Management, LLC (“Trinad Management”), the Managing Director of Trinad Capital, JJAT Corp. (“JJAT”) and Robert S. Ellin, the Portfolio Manager of Trinad Capital, the Managing Member of Trinad Management and principal owner of JJAT. Trinad Capital, Trinad Management, JJAT and Mr. Ellin are collectively referred to herein as the “Reporting Persons”. Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.

This Amendment No. 2 reports a decrease in the Reporting Persons’ ownership of (and percentage of beneficial ownership of) the outstanding shares of Common Stock as a result of the Reporting Persons’ sale of 340,150 shares of Stock through August 13, 2020 as follows:

Date of Sale	Number of Shares Sold
June 16, 2020	100
June 17, 2020	12,400
August 13, 2020	327,650

Information in this Amendment No. 2 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, (i) Mr. Ellin may be deemed to have total beneficial ownership interest of 16,615 shares of Common Stock (representing approximately 0.6% of the number of shares of Common Stock issued and outstanding), consisting of (x) 421 shares of Common Stock personally and directly beneficially owned by Mr. Ellin (representing approximately 0% of the number of shares of Common Stock issued and outstanding), and (y) 16,194 shares of Common Stock which may be deemed to be indirectly beneficially owned by Mr. Ellin (representing approximately 0.5% of the number of shares of Common Stock issued and outstanding) as the Portfolio Manager of Trinad Capital, shareholder of JJAT and as the Managing Member of Trinad Management, (ii) Trinad Capital has direct beneficial ownership of 16,194 shares of Common Stock (representing approximately 0.5% of the number of shares of Common Stock issued and outstanding) owned by the fund, (iii) Trinad Management may be deemed to have indirect beneficial ownership interest of 16,194 shares of Common Stock (representing approximately 0.5% of the number of shares of Common Stock issued and outstanding) directly beneficially owned by Trinad Capital as the Managing Director of Trinad Capital and (iv) JJAT has direct beneficial ownership of 0 shares of Common Stock (representing approximately 0% of the number of shares of Common Stock issued and outstanding). The percentages with respect to the Reporting Persons’ beneficial ownership are based on 2,948,814 shares of the Issuer’s common stock reported by the Issuer as issued and outstanding as of August 5, 2020 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 10, 2020 (the “Quarterly Report”).

Mr. Ellin has sole power to vote or direct the vote of (i) 421 shares of Common Stock personally and directly beneficially owned by him and (ii) 16,194 shares of Common Stock directly beneficially owned by Trinad Capital (and indirectly beneficially owned by Trinad Management), as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of (i) 421 shares of Common Stock personally and directly beneficially owned by him, (ii) 16,194 shares of Common Stock directly beneficially owned by Trinad Capital (and indirectly beneficially owned by Trinad Management), as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital, and (iii) 0 shares of Common Stock directly beneficially owned by JJAT, as the principal owner of JJAT; and has shared power to dispose or direct the disposition of (i) 0 shares of Common Stock directly beneficially owned by Trinad Capital; (ii) 0 shares of Common Stock indirectly beneficially owned by Trinad Management, and (iii) 0 shares of Common Stock directly beneficially owned by JJAT.

Trinad Capital has sole power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has shared power to vote or direct the vote of 16,194 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Capital; and has shared power to dispose or direct the disposition of 16,194 shares of Common Stock directly beneficially owned by Trinad Capital.

Trinad Management has sole power to vote or direct the vote of 0 shares of Common Stock indirectly beneficially owned by Trinad Management; has shared power to vote or direct the vote of 16,194 shares of Common Stock indirectly beneficially owned by Trinad Management; has sole power to dispose or direct the disposition of 0 shares of Common Stock indirectly beneficially owned by Trinad Management; and has shared power to dispose or direct the disposition of 16,194 shares of Common Stock indirectly beneficially owned by Trinad Management.

JJAT has sole power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by JJAT; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by JJAT; has sole power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by JJAT; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by JJAT.

Mr. Ellin and Trinad Management disclaim beneficial ownership of the reported shares except for (i) Mr. Ellin’s personal and direct beneficial ownership of 421 shares, (ii) Mr. Ellin’s and Trinad Management’s pecuniary interest therein, (iii) the indirect interest of Trinad Management by virtue of being the Managing Director of Trinad Capital, (iv) the indirect interest of Mr. Ellin by virtue of being the Managing Member of Trinad Management, (v) the indirect interest of Mr. Ellin by virtue of being a shareholder of Trinad Capital, and (vi) the indirect interest of Mr. Ellin by virtue of being a shareholder of JJAT.

(c) In the last 60 days prior to the filing of this Amendment No. 2, the Reporting Persons sold a total of 340,150shares of Common Stock in open market transactions for approximately an average weighted sale price per share of $5.56. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.

Item 7.	Material to be Filed as Exhibits.

The following materials are filed as exhibits to this Schedule 13d:

Exhibit A:	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2020	/s/ Robert S. Ellin
Robert S. Ellin

Trinad Capital Master Fund, Ltd.

By: Trinad Capital Management, LLC, the Managing Director of Trinad Capital Master Fund, Ltd.

August 18, 2020	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

Trinad Capital Management, LLC

August 18, 2020	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

JJAT Corp.

August 18, 2020	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Principal

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

August 18, 2020	/s/ Robert S. Ellin
Robert S. Ellin

Trinad Capital Master Fund, Ltd.

By: Trinad Capital Management, LLC, the Managing Director of Trinad Capital Master Fund, Ltd.

August 18, 2020	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

Trinad Capital Management, LLC

August 18, 2020	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Managing Member

JJAT Corp.

August 18, 2020	By:	/s/ Robert S. Ellin
	Name:	Robert S. Ellin
	Title:	Principal